SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

ANNIE’S, INC.

(Name of Subject Company)

ANNIE’S, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities)

John M. Foraker

Chief Executive Officer

1610 Fifth Street

Berkeley, CA 94710

(510) 558-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copies to:

Julie M. Allen, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036-8299

(212) 969-2900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Annie’s, Inc., a Delaware corporation (“Annie’s”), on September 22, 2014, as amended and supplemented by Amendment No. 1 filed with the SEC on October 2, 2014, Amendment No. 2 filed with the SEC on October 6, 2014 and Amendment No. 3 filed with the SEC on October 9, 2014 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of General Mills, Inc., a Delaware corporation (“General Mills”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of Common Stock at a purchase price of $46.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2014 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO originally filed by General Mills and Purchaser with the SEC on September 22, 2014, as amended and supplemented through the date hereof.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following heading and paragraphs at the end of Item 8:

“Expiration of the Offer

The Offer expired at 12:00 midnight, New York City time, at the end of the day on Monday, October 20, 2014 (the “Expiration Time”). Based on the final information provided by the depositary for the Offer, as of the Expiration Time, 14,481,203 shares of Common Stock had been validly tendered and not validly withdrawn from the Offer, representing approximately 84% of all outstanding shares of Common Stock. In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,249,377 shares of Common Stock that have not yet been tendered, representing approximately 7% of the outstanding shares of Common Stock. Purchaser accepted for payment in accordance with the terms of the Offer all shares of Common Stock that were validly tendered and not validly withdrawn in the Offer, and payment for such shares of Common Stock will be made promptly in accordance with the terms of the Offer.

Following the expiration of the Offer, Purchaser’s acceptance of the tendered shares of Common Stock, and the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser merged with and into Annie’s (the “Merger”) without a meeting of stockholders of Annie’s in accordance with Section 251(h) of the DGCL, with Annie’s surviving the Merger as an indirect wholly owned subsidiary of General Mills. At the time the Merger became effective, all then outstanding shares of Common Stock (other than shares of Common Stock owned by Annie’s or any of its wholly owned subsidiaries or by General Mills or any of its subsidiaries, or shares of Common Stock held by stockholders who have validly exercised their appraisal rights under the DGCL) were converted into the right to receive an amount, in cash and without interest, equal to the Offer Price. Following the consummation of the Merger, the shares of Common Stock ceased to trade on the New York Stock Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANNIE’S, INC.

Dated October 21, 2014	By:	/s/ John M. Foraker
	Name:	John M. Foraker
	Title:	Chief Executive Officer